August 22, 2007

Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re:	Idaho General Mines, Inc. Commission File Number 000-50539

Dear Sirs:

We are in agreement with the statements made by the above registrant in its Form 8-K dated August 22, 2007.

Our independent auditor’s report on the financial statements of Idaho General Mines, Inc. for the period ended December 31, 2006 contained no adverse opinion or disclaimer of opinion, nor was it modified as to audit scope, accounting principles, or uncertainties.

There were no disagreements with Idaho General, Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Sincerely,

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington